Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business/Financial Editors:
           Scotiabank reports strong third quarter performance

           <<
           Third quarter highlights compared to the same period a year ago:

           -   Earnings per share (diluted) of $1.02, an increase of 10% from $0.93
           -   Net income of $1.03 billion, up 10% from $936 million
           -   Return on equity of 22.7%, versus 22.8%
           -   Productivity ratio of 53.0%, improved from 53.8%
           >>

           TORONTO, Aug. 28 /CNW/ - Scotiabank today reported near record third quarter net income of $1,032 million compared with $936 million the same period last year. Quarter over quarter, net income was down slightly from
$1,039 million, due largely to the unfavourable impact of foreign currency translation and lower interest and loan loss recoveries.
           Earnings per share (diluted) increased 10% to $1.02 from $0.93 in the same period a year ago, and return on equity remained strong at 22.7%.
Excluding a recovery of value added tax in International Banking recorded in the third quarter last year, earnings per share (diluted) was up 16%.
           "Our third quarter saw continued contributions across all three of our platforms for growth," said Rick Waugh, Scotiabank President and CEO. "This performance underscores our diversification and ability to invest in long-term growth initiatives while continuing Scotiabank's record of achieving strong quarterly results.
           "Domestic Banking, including wealth management, had a very strong quarter characterized by significant asset and revenue growth. This improvement in our results was especially satisfying as we continued to make investments aimed at attracting and retaining customers to promote future growth. These included marketing initiatives, new branches, and significant training and expansion of our sales and service staff. We are very pleased with the increasing contribution that wealth management is making to our overall domestic results.
           "Scotia Capital's diversified businesses combined for a strong third quarter performance, led by significantly improved trading results, and strong loan demand from our U.S. and Canadian clients.
           "International Banking achieved positive underlying growth excluding the value added tax recovery in the same quarter a year ago. Solid results were reported by operations in Peru, the Caribbean and Central America, and Chile.
We continue to move forward with our strategy to grow and invest in our international business, and over the quarter we opened new branches in several countries, introduced new products, and completed our investment in Thailand.
           "Although the economic environment and financial markets are more uncertain than at the beginning of the year, the Bank is well positioned to manage through any uncertainty and pursue our current and long-term growth strategies. This confidence is based on our high levels of profitability and capital, access to multiple sources of liquidity, our proven competence in risk management and our significant diversification of operations.
Accordingly, the Bank should be able to achieve the upper range of its key performance objectives for the year and is well positioned for continued
growth in the future."

           <<
            Year-to-date performance versus key 2007 financial and operational objectives was as follows:

           1.  TARGET: Earn a return on equity (ROE)(1) of 20 to 23%. For the nine months Scotiabank earned an ROE of 23.2%.

           2.  TARGET: Generate growth in earnings per common share (diluted) of
               7 to 12%. Our year-over-year growth in earnings per share was 15%.

           3.  TARGET: Maintain a productivity ratio(1) of less than 58%.
               Scotiabank's ratio was 53.5% for the nine months.

           4.  TARGET: Maintain sound capital ratios. At 9.7%, Scotiabank's Tier 1 capital ratio remains strong by Canadian and international standards.

           (1) Refer to non-GAAP measures discussion further below.

           FINANCIAL HIGHLIGHTS

                                         As at and for the             For the
                                        three months ended        nine months ended
           -------------------------------------------------------------------------
                                    July 31  April 30   July 31   July 31   July 31
           (Unaudited)                 2007      2007      2006      2007      2006
           -------------------------------------------------------------------------
           Operating results
            ($ millions)
           Net interest income        1,812     1,794     1,716     5,382     4,756
           Net interest
            income(TEB(1))            1,913     1,903     1,816     5,697     5,065
           Total revenue              3,201     3,102     2,889     9,412     8,340
           Total revenue
            (TEB(1))                  3,302     3,211     2,989     9,727     8,649
           Provision for
            credit losses                92        20        74       175       184
           Non-interest
            expenses                  1,752     1,726     1,608     5,202     4,735
           Provision for
            income taxes                296       286       244       859       669
           Provision for
            income taxes
            (TEB(1))                    397       395       344     1,174       978
           Net income                 1,032     1,039       936     3,091     2,682
           Net income
            available to
            common shareholders       1,016     1,028       928     3,056     2,659
           -------------------------------------------------------------------------
           Operating
            performance
           Basic earnings
            per share ($)              1.03      1.04      0.94      3.09      2.69
           Diluted earnings
            per share ($)              1.02      1.03      0.93      3.06      2.66
           Return on equity (%)(1)     22.7      23.4      22.8      23.2      22.5
           Productivity ratio(%)
            (TEB(1))                   53.0      53.8      53.8      53.5      54.7
           Net interest margin
            on total average
            assets (%)(TEB(1))         1.86      1.93      1.98      1.90      1.98
           -------------------------------------------------------------------------
           Balance sheet
            information
            ($ millions)
           Cash resources
            and securities          121,633   131,296   115,506
           Loans and
            acceptances(2)          233,004   226,310   202,859
           Total assets             408,115   411,710   364,981
           Deposits                 286,985   291,603   255,225
           Preferred shares           1,290     1,290       600

           Common
            shareholders'
            equity                   18,377    18,705    16,468
           Assets under
            administration          198,786   208,426   180,941
           Assets under
            management               31,031    30,448    26,550
           -------------------------------------------------------------------------
           Capital measures
           Tier 1 capital
            ratio (%)                   9.7      10.1      10.0
           Total capital
            ratio (%)                  10.6      11.4      11.6
           Tangible common
            equity to
            risk-weighted
            assets(1) (%)               7.7       8.0       8.4
           Risk-weighted
            assets
            ($ millions)            219,771   213,078   190,332
           -------------------------------------------------------------------------
           Credit quality
           Net impaired
            loans(4)
            ($ millions)                584       579       479
           General allowance
            for credit losses
            ($ millions)              1,298     1,298     1,330
           Net impaired loans
            as a % of loans
            and acceptances(2)(4)      0.25      0.26      0.24
           Specific provision
            for credit losses
            as a % of average
            loans and
            acceptances
            (annualized)(2)            0.16      0.08      0.15      0.12      0.13
           -------------------------------------------------------------------------
           Common share
            information
           Share price ($)
             High                     54.67     54.73     47.24     54.73     49.80
             Low                      48.91     49.34     41.55     48.80     41.55
             Close                    49.45     53.39     45.55
           Shares outstanding
            (millions)
             Average - Basic            988       992       988       990       988
             Average - Diluted          996     1,001       999       999     1,001
             End of period              982       990       988
           Dividends per
            share ($)                  0.45      0.42      0.39      1.29      1.11
           Dividend yield (%)           3.5       3.2       3.5       3.3       3.2
           Dividend payout
            ratio(5) (%)               43.7      40.6      41.5      41.8      41.3
           Market
            capitalization
            ($ millions)             48,578    52,840    45,022
           Book value per
            common share ($)          18.71     18.90     16.66
           Market value to
            book value
            multiple                    2.6       2.8       2.7
           Price to earnings
            multiple (trailing
            4 quarters)                12.4      13.7      13.0

           -------------------------------------------------------------------------
           Other information
           Employees                 55,994    54,908    52,232
           Branches and
            offices                   2,289     2,242     2,147
           -------------------------------------------------------------------------
           (1) Non-GAAP measure. Refer further below for a discussion of these measures.
           (2) Certain comparative amounts in this quarterly report have been restated to conform with current period presentation.
           (3) Balance sheet figures and related ratios have been restated, where applicable, for the accounting policy related to stock-based compensation adopted in 2006. Refer to Note 1 of the interim consolidated financial statements further below for details.
           (4) Net impaired loans are impaired loans less the specific allowance for credit losses.
           (5) Represents common dividends for the period as a percentage of the net income available to common shareholders for the period.
           >>

           MESSAGE TO STAKEHOLDERS

           Strategies for success
           -------------------------------------------------------------------------

           Scotiabank continued its strong record of success this quarter by maintaining its focus on executing strategies that meet the needs of our stakeholders - and bring us closer to achieving our goal of being the best
Canadian-based international financial services company.
           We are committed to our current business model of three strong business lines and to growing each of our businesses, while maintaining a high level of diversification. All of our business lines and key corporate functions made good progress on our three key priorities for 2007: sustainable revenue growth, including both organic growth initiatives and acquisitions; effective management of our capital; and leadership.
           In Domestic Banking, we are focused on deepening relationships. We see good potential for growth in small business and, in May, we launched Scotia
Running Start for business(TM), a comprehensive package of banking solutions that will help entrepreneurs and small businesses establish new ventures and support their success.
           In International Banking, we continue to complement a strong focus on organic growth with strategic acquisitions and alliances. We closed the deal announced in the second quarter to acquire an initial 24.99 per cent stake in
Thanachart Bank, Thailand's eighth-largest bank and leading automobile lender.
This partnership leverages the strengths of both organizations and builds on our solid track record of strategic investments in high-potential markets. In
Jamaica and the Bahamas, we launched the Scotiabank MasterCard Business Card and Scotiabank/AAdvantage Business Executive MasterCard, which will make credit facilities more easily available for small and medium-sized businesses.
           In Scotia Capital, we continue to focus on building our NAFTA capabilities. Scotia Capital Mexico won the mandate to lead a US$900 million financing for the acquisition of Porcelanite Holding, S.A. de C.V. by Grupo
Lamosa, S.A.B. de C.V. The US$675 million senior secured portion of the financing is the largest syndicated facility ever led by Scotia Capital in
Mexico.
           Our Calgary Customer Contact Centre was recently named a platinum-level
Contact Centre Employer of Choice(R), identifying the site as one of the best contact centres to work for in the country. The Toronto Customer Contact
Centre earned the same designation last year. Awards such as these affirm our progress in ensuring that Scotiabank is a great place to work, and our belief that satisfied employees lead to satisfied customers.
           Heading into the final quarter of fiscal 2007, we are confident that we will continue to achieve good earnings performance and meet the financial and operating objectives we have established for this year and are well positioned for continued growth in 2008.

           <<
           2007 Objectives - Our Balanced Scorecard
           -------------------------------------------------------------------------

           Financial

           -   Return on equity of 20-23%
           -   Diluted earnings per share growth of 7-12%
           -   Long-term shareholder value through increases in dividends and stock price appreciation

           Operational

           -   Productivity ratio of less than 58%
           -   Sound ratings
           -   Strong practices in corporate governance and compliance processes
           -   Sound capital ratios

           Customer

           -   High levels of customer satisfaction and loyalty
           -   Deeper relationships with existing customers
           -   New customer acquisition

           People

           -   High levels of employee satisfaction and engagement
           -   Enhance diversity of workforce
           -   Commitment to corporate social responsibility and strong community involvement

           ACHIEVEMENTS
           -------------------------------------------------------------------------

           Domestic Banking

           -   We continue to expand our distribution network to better serve existing customers and attract new ones. We opened an additional seven new branches in high growth markets during the quarter, in addition to the nine added in the first half of 2007. We plan to open
               35 branches in total this year. Since 2006, our expansion program has added 31 branches, 71 ABMs and nearly 300 sales and service positions.

           -   Our SCENE entertainment program, Canada's first-ever entertainment loyalty program, has been very successful, greatly exceeding expectations since its launch in the first quarter. Members use their
               Scotiabank SCENE debit and credit cards to earn points redeemable for free movies and other entertainment-related rewards.

           -   Scotiabank is committed to helping customers succeed financially, and launched a market leading program for business start-ups called
               Scotia Running Start for business(TM). It helps new enterprises successfully launch by providing discounted personal and business banking services, a complimentary copy of QuickBooks EasyStart accounting software and other practical resources such as a state-of-
               the-art business plan writer called Scotia Plan Writer for business.

           International Banking

           -   Scotiabank continues to be honoured for its commitment to excellence in banking. Scotiabank de Costa Rica received the Best Emerging
               Market Bank award from Global Finance magazine. This recognition is given to banks that continuously provide high levels of service and have qualities that corporations should look for when choosing a bank.

           -   We completed the initial purchase of 24.99% of Thanachart Bank,
               Thailand's eighth-largest full service bank and leading automobile financier. With the bank's full platform of financial services and over 150 branches throughout the country, this investment opens up substantial growth opportunities in Thailand.

           -   Scotiabank Mexico and Global Transaction Banking successfully launched TRADEXPRESS elite, our trade finance Internet service. It is now available to all Mexican business clients, along with customers in 28 other countries.

           -   Through the joint efforts of Scotiabank de Puerto Rico's Corporate
               Banking team and Scotia Capital's Public Finance Group in New York,
               Scotiabank was lead arranger for a US$1.5 billion revolving credit facility for the Commonwealth of Puerto Rico. This is the second consecutive year that Scotiabank has arranged this revolving credit facility and it was the fourth billion-dollar mandate awarded to the
               Bank by the Commonwealth of Puerto Rico in the last 18 months.

           Scotia Capital

           -   ScotiaMocatta was named one of Canada's Global Leaders by the
               Institute for Competitiveness and Prosperity, the research arm of
               Ontario's Task Force on Competitiveness, Prosperity and Economic
               Progress.

           -   Scotia Capital acted as financial advisor to CanWest Global
               Communications Corp. on its $495 million privatization of CanWest
               MediaWorks Income Fund. Related to the transaction, Scotia Capital successfully syndicated and was also the lead arranger and bookrunner on $1.3 billion of bank facilities, joint bookrunner on
               US$400 million senior subordinated notes and sole hedge advisor.

           -   Scotia Capital Mexico won the mandate to lead the financing for the acquisition of Porcelanite Holding, S.A. de C.V. by Grupo Lamosa,
               S.A.B. de C.V. The financing includes a US$675 million senior secured syndicated facility, the largest syndication ever led by Scotia
               Capital Mexico.

           Employee highlights

           -   Scotia Applause, our employee recognition program, was honoured at the Employer of Choice Marketing Awards sponsored by working.com, and by Recognition Professionals International. These awards affirm our progress in ensuring that Scotiabank is a great place to work and build rewarding careers, and our belief that satisfied employees lead to satisfied customers.

           Community involvement

           -   The Scotiabank Research Centre was unveiled at Pier 21, a national historic site in Halifax, on June 5. The Bank established the centre with a donation to Pier 21 to commemorate Scotiabank's 175th year in business and celebrate the Bank's diversity. With thousands of immigrants' stories, photographs, documents and oral histories in its collections, the Scotiabank Research Centre is a place to share and preserve memories for future generations to enjoy.
           >>

           MANAGEMENT'S DISCUSSION & ANALYSIS

           Forward-looking statements
           -------------------------------------------------------------------------
           This document includes forward-looking statements which are made pursuant to the "safe harbour" provisions of the United States Private Securities
           Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These statements include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian, United States and global economies. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent,"
           "estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs such as "will," "should,"
           "would" and "could."

           By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. The Bank cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the economic and financial conditions in
           Canada and globally; fluctuations in interest rates and currency values;
           liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere; operational and reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the
           Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies;
           changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; consolidation in the Canadian financial services sector; changes in tax laws; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-
           looking statements. For more information, see the discussion starting on page 53 of the Bank's 2006 Annual Report.

           The Bank cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the foregoing factors, other uncertainties and potential events. The Bank does not undertake to update any forward-
           looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

           The "Outlook" section in this document is based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted
           factors when reviewing this section.
           -------------------------------------------------------------------------

           Additional information relating to the Bank, including the Bank's Annual
Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

           Non-GAAP Measures

           The Bank uses a number of financial measures to assess its performance.
Some of these measures are not calculated in accordance with Generally
Accepted Accounting Principles (GAAP), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used in our
Management's Discussion and Analysis further below, and they are defined below:

           Taxable equivalent basis

           The Bank analyzes net interest income and total revenues on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in net interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes, hence there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank's. The TEB gross-up to net interest income and to the provision for income taxes for the three months ended July 31, 2007 is
$101 million versus $100 million in the same quarter last year and
$109 million last quarter. For the nine months ended July 31, 2007, the TEB gross- up amount is $315 million versus $309 million for the same period last year.
           For purposes of segmented reporting, a segment's net interest income and provision for income taxes is grossed up by the taxable equivalent amount. The elimination of the TEB gross-up is recorded in the 'Other' segment.

           Productivity ratio (TEB)

           Management uses the productivity ratio as a measure of the Bank's efficiency. This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis.

           Net interest margin on total average assets (TEB)

           This ratio represents net interest income on a taxable equivalent basis as a percentage of total average assets.

           Return on equity

           Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income. The implementation of the new accounting standards for financial instruments in the first quarter of 2007 resulted in certain unrealized gains and losses being reflected in a new component of shareholders' equity. These items do not have an impact on the reported earnings in the period. As a result, the Bank calculates its return on equity using average common shareholders' equity excluding:

           <<
           -   unrealized gains/losses on available-for-sale securities, and
           -   unrealized gains/losses on derivative instruments designated as cash flow hedges.
           >>

           Economic equity and Return on economic equity

           For internal reporting purposes, the Bank allocates capital to its business segments using a methodology that considers credit, market and operational risk inherent in each business segment. The amount allocated is commonly referred to as economic equity.
           Return on equity for the business segments is based on the economic equity allocated to the business segments. The difference between the economic equity amount required to support the business segments' operations and the
Bank's total equity is reported in the 'Other' segment.

           Tangible common equity to risk-weighted assets

           Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total shareholders' equity plus non-controlling interest in subsidiaries, less preferred shares, unrealized gains/losses on available-for-
sale securities and cash flow hedges, goodwill and other intangible assets.
Tangible common equity is presented as a percentage of risk-weighted assets.
           Regulatory capital ratios, such as Tier 1 and Total capital ratios, have standardized meanings as defined by the Superintendent of Financial
Institutions Canada.

           Group Financial Performance and Financial Condition

           Scotiabank's earnings momentum continued this quarter, bringing net income for the nine months to well over $3 billion. Compared to last year, year-to-date net income grew by $409 million or 15%, driven by strong asset and revenue growth.
           This quarter's net income was $1,032 million, up $96 million or 10% from the third quarter last year. Excluding the value added tax (VAT) recovery of
$51 million in International Banking included in the third quarter last year, net income grew 17% year over year.
           Net income this quarter was down slightly from the $1,039 million reported last quarter, due primarily to the negative impact of foreign currency translation and lower interest and loan loss recoveries.

           Total revenue

           Total revenue (on a taxable equivalent basis) was $3,302 million this quarter, up $313 million or 11% above the same period last year and
$91 million or 3% from last quarter. Year-over-year growth reflected higher net interest income, stronger trading revenues, and broad-based growth across transaction-based revenue categories, partially offset by the impact of the foreign currency translation. The increase from last quarter was due primarily to the higher trading revenues, broad-based asset growth in our lending portfolio and securities gains, partially offset by lower securitization revenues and the impact of foreign currency translation.
           For the nine months, total revenue of $9,727 million rose $1,078 million or 12% from the same period last year.

           Net interest income

           Net interest income (on a taxable equivalent basis) was $1,913 million, up $97 million or 5% from the same quarter last year and slightly higher than last quarter.

           The increase from last year was driven by strong asset growth, particularly in Domestic retail lending, and the positive impact of net gains from derivatives used for asset/liability management. Partially offsetting the increase were lower interest recoveries and the impact of foreign currency translation this quarter.
           Quarter over quarter, the benefit of continued asset growth, three extra days in the quarter and the positive impact of gains from derivatives used for asset/liability management was mostly offset by the impact of foreign currency translation and lower interest recoveries.
           Year-to-date net interest income was $5,697 million up 12% from the
$5,065 million for the same period last year. The increase was driven by the contribution of recent acquisitions and growth across most businesses.
           The Bank's interest margin was 1.86% this quarter, a reduction from 1.98%
last year and 1.93% last quarter. This was due to lower interest recoveries, rising wholesale funding costs, and a change in the asset mix, primarily from very strong growth in both the lower-yielding Canadian mortgage portfolio and trading assets.

           Other income

           This quarter's other income was $1,389 million, $216 million or 18%
higher than the same period last year. This growth was primarily in trading revenues, which were particularly strong this quarter. There were also higher retail brokerage revenues and broad-based increases in other customer-driven revenues. As well, there were higher securities gains, primarily in equity investments, which were partially offset by the change in fair value of certain securities resulting from widening credit spreads.
           Compared to the previous quarter, the increase of $81 million or 6% was due primarily to higher trading revenues and net securities gains, partially offset by lower securitization revenues and the impact of foreign currency translation.
           For the nine-month period, other income was $4,030 million, up 12% from the $3,584 million in the same period last year. The growth was spread across all income categories, partly from the contribution of recent acquisitions.
The increases were also from higher customer-driven activities in retail brokerage, investment banking, mutual funds and transaction-based services, reflecting in part the growth in the Bank's customer base.

           Provision for credit losses

           The provision for credit losses was $92 million this quarter, compared to
$74 million in the same period last year and $20 million last quarter. The low levels in the second quarter were due to the combination of a reduction in the general allowance of $25 million and higher net provision reversals and recoveries in the Scotia Capital portfolio. Further discussion on credit risk is provided further below.

           Non-interest expenses and productivity

           Non-interest expenses of $1,752 million this quarter rose $144 million or
9% from the same period last year. Excluding the $51 million value added tax
(VAT) recovery recorded last year, non-interest expenses grew 6% year over year.
           The increase over the same period last year was broad-based to support the Bank's ongoing business and growth initiatives. There was higher performance- based compensation this quarter, in line with the Bank's strong results.
           As well, salaries, premises, and technology costs, advertising and business development expenses rose from expansion and promotional activities both in Canada and internationally.
           Quarter over quarter, non-interest expenses were up $26 million or 2%.
There were increases in salaries, reflecting the three additional days this quarter, and higher performance-based compensation and other expenses to support ongoing business expansion initiatives. Partly offsetting were the impact of foreign currency translation and lower stock-based compensation due to a reduction in the Bank's share price.

           For the nine-month period, non-interest expenses were $5,202 million, up
10% from $4,735 million reported last year. The growth was primarily from the recent acquisitions, as well as increases in salaries and employee benefit costs from revenue initiatives and higher performance-based compensation.
There was also growth in advertising and promotional expenses. Excluding the
VAT recovery last year, expenses were up 9% over the same period last year.
           The productivity ratio was 53.0% this quarter, an improvement over the
53.8% reported for the same period last year and the second quarter. The
Bank's operating leverage this quarter - the rate of growth in total revenue on a taxable equivalent basis less the rate of growth in expenses - was 1.6%
compared to the same period last year, and 1.4% over the second quarter. The year-to-date operating leverage was 2.6%, or 3.8% excluding the VAT recovery last year.

           Taxes

           The effective tax rate for this quarter was 21.8%, up from 20.2% in the same quarter last year and 21.1% last quarter. The higher effective tax rate was mainly from lower tax savings from foreign operations.
           The year-to-date effective tax rate was 21.3% compared to 19.6% for the same period last year, as the Bank had a larger benefit from the utilization of tax loss carryforwards in Mexico last year.

           Risk management

           The Bank's risk management policies and practices are unchanged from those outlined in pages 53 to 63 of the 2006 Annual Report.

           Credit risk

           The provision for credit losses was $92 million in the third quarter, compared to $74 million in the same period last year and $20 million in the previous quarter. Last quarter's provision comprised $45 million in specific provisions, partially offset by a reduction of $25 million in the general allowance for credit losses.
           Scotia Capital had a net reversal of $10 million in the third quarter, compared to a net reversal of $19 million in the same quarter last year and reversals and recoveries totaling $51 million in the previous quarter. The net reversal in the current quarter related primarily to provision reversals in the European and U.S. portfolios.
           Credit losses of $77 million in the Domestic Banking portfolios were up from both $69 million in the same quarter last year and $66 million in the prior quarter. The year-over-year increase arose from higher retail provisions in line with the strong growth in retail lending volumes. The increase from the prior quarter was due mainly to provision reversals in the commercial portfolio last quarter.
           International Banking's provision for credit losses was $25 million in the third quarter, compared to $24 million in the same period last year and
$30 million in the prior quarter.
           Total net impaired loans, after deducting the allowance for specific credit losses, were $584 million as at July 31, 2007, in line with
$579 million last quarter.
           The general allowance for credit losses was $1,298 million, unchanged from last quarter.

           Market risk

           Value at Risk (VaR) is a key measure of market risk in the Bank's trading activities. In the third quarter the average one-day VaR was $15.6 million compared to $9.2 million for the same quarter last year and $11.3 million in the previous quarter, with increased exposure across most risk factors. The increase in Equity risk reflected certain trading opportunities as well as an increase in market volatility. These changes also led to an increase in the average one-day VaR from the previous quarter.

           <<
                                                 Average for the three months ended
           -------------------------------------------------------------------------
           Risk factor                                July 31   April 30    July 31
           ($ millions)                                  2007       2007       2006
           -------------------------------------------------------------------------
           Interest rate                            $     9.0  $     7.2  $     7.2
           Equities                                       8.7        5.2        6.2
           Foreign exchange                               2.0        1.2        1.1
           Commodities                                    1.3        1.5        1.0
           Diversification                               (5.4)      (3.8)      (6.3)
           -------------------------------------------------------------------------
           All-Bank VaR                             $    15.6  $    11.3  $     9.2
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           >>

           There were six trading loss days in the third quarter, compared to three in the previous quarter. The losses were all within the range predicted by
VaR.

           Liquidity risk

           The Bank maintains large holdings of liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank's obligations. As at July 31, 2007, liquid assets were $107 billion or 26% of total assets compared to $117 billion or 28% of total assets at April 30,
2007. These assets consist of securities, 72%, and cash and deposits with banks, 28% (April 30, 2007 - 73% and 27%, respectively).
           In the course of the Bank's day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be sold under repurchase agreements. As at July 31, 2007, total assets pledged or sold under repurchase agreements were $74 billion, compared to $71 billion at April 30, 2007. The quarter-over-quarter increase was attributable to higher levels of pledges for securities sold under repurchase agreements and securities borrowing transactions.

           Related party transactions

           There were no changes to the Bank's procedures and policies for related party transactions from those outlined on pages 67 and 114 of the 2006 Annual
Report. All transactions with related parties continued to be at market terms and conditions.

           Balance sheet

           The Bank's total assets at July 31, 2007, were $408 billion, up
$29 billion or 8% from October 31, 2006, or $37 billion or 10% excluding the impact of foreign currency translation. Compared to the prior quarter, total assets were down $4 billion or 1%, as the significant growth in residential mortgages and other loans was more than offset by the negative impact of foreign currency translation and lower trading securities.
           Total securities were $93 billion, a decline of $3 billion from
October 31, 2006. Trading securities increased $1 billion to support customer-driven activity and trading operations. More than offsetting the growth in trading securities was a decline of $4 billion in available-for-sale securities since year end. This reduction was due primarily to the deconsolidation of a variable interest entity that was restructured in the previous quarter.

           As at July 31, 2007, the unrealized gains on available-for-sale securities were $960 million, compared to $1,091 million at October 31, 2006, a reduction of $131 million. Compared to the previous quarter, unrealized gains declined by $248 million, mainly from a reduction in the value of certain debt securities resulting from recent market volatility, and gains realized in the quarter.
           The Bank's loan portfolio grew $20 billion or 10% from October 31, 2006.
Mortgages were up a very strong $9 billion, driven by Domestic residential mortgages, which rose $11 billion or 14% (before securitization of $3 billion)
from market share gains as well as the continued demand arising from the strong domestic housing market. Business and government loans rose $8 billion, with $1 billion in commercial loans in Domestic Banking and $2 billion from
International Banking, primarily from the Pacific Region. As well, Scotia
Capital's lending and trading portfolio was up $4 billion.
           Total liabilities were $388 billion as at July 31, 2007, $27 billion or
7% higher than October 31, 2006, partially offset by the impact of foreign currency translation of $9 billion. There was $23 billion growth across deposit categories, including in wholesale deposits to fund the growth in banking and trading assets. As well, securities sold short, which are used in the trading book activities of Scotia Capital, rose $8 billion.
           During the quarter, the Bank redeemed all of its $500 million 6.25%
subordinated debentures due July 2012.
           Total shareholders' equity rose $2 billion from October 31, 2006. The increase was due primarily to the strong internal capital generation, and the change in accounting standards for financial instruments, which resulted in after-tax fair value adjustments of $741 million relating primarily to available-for-sale securities, and $690 million of non-cumulative preferred shares issued in the nine-month period. These increases were partly offset by the impact of foreign currency translation.

           Capital management

           The Bank continues to maintain a strong capital position and resulting capital ratios.
           The Tier 1 ratio was 9.7% this quarter, down from 10.2% at October 31,
2006, as strong levels of internally generated capital, as well as the issuance of $690 million non-cumulative preferred shares, were more than offset by growth in risk-weighted assets across the business lines.
           The tangible common equity (TCE) ratio, which represents common equity less goodwill and other intangible assets as a percentage of risk-weighted assets, continued to be strong. This ratio was 7.7% at July 31, 2007, down from 8.3% at October 31, 2006, as the Bank continues to invest its capital in various growth initiatives.
           During the quarter, the Bank purchased 7.7 million common shares at an average price of $51.47, pursuant to the normal course issuer bid initiated in the first quarter of 2007. This compares to 1.3 million shares purchased in the third quarter of last year at an average cost of $44.84.

           Financial instruments

           Given the nature of the Bank's main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank's business. There are various measures that reflect the level of risk associated with the Bank's portfolio of financial instruments.
Further discussion of some of these risk measures is included in the Risk
Management section above.
           Commencing November 1, 2006, the Bank adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA),
which are discussed more fully in Note 1 to the interim consolidated financial statements further below.
           The methods of determining the fair value of financial instruments, as detailed on page 65 of the 2006 Annual Report, are also applicable to financial instruments not previously carried at fair value. Management's judgment on valuation inputs is necessary when observable market data is not available and management applies judgment in the selection of valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded.

           During this quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.
           Total derivative notional amounts were $1,237 billion at July 31, 2007, compared to $1,045 billion at October 31, 2006, with growth in most derivative categories. The percentage of those derivatives held for trading and those held for non-trading or asset/liability management was generally unchanged.
The credit equivalent amount after taking into account master netting arrangements was $22 billion as at July 31, 2007, compared to $14 billion last year end, primarily due to growth in the portfolio and higher interest rates, partially offset by the unfavourable impact of foreign currency translation.

           Off-balance sheet arrangements

           In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements. These arrangements are primarily in three categories: Variable
Interest Entities (VIEs), securitizations, and guarantees and loan commitments. No material contractual obligations were entered into this quarter that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.
           During the quarter, the Bank did not enter into any significant new arrangements with VIEs that are not consolidated by the Bank in its balance sheet. In the second quarter, as a result of a change in the structure of one of the multi-seller conduits administered by the Bank, it was determined that the Bank was no longer the primary beneficiary of the VIE. Accordingly, the
VIE was no longer included in the Bank's consolidated balance sheet effective
April 30, 2007. The deconsolidation resulted in a decrease to available-for-
sale securities and other liabilities of $7 billion, with a net increase in guarantees and other indirect commitments of $8 billion from the year end.
           The Bank provides liquidity facilities, as well as partial credit enhancements in certain instances, to commercial paper conduits administered by the Bank and by third parties. These facilities provide an alternate source of financing, in the event a conduit cannot issue commercial paper or, in some cases, when certain specified conditions or performance measures are not met.
Liquidity facilities to commercial paper conduits totaled $24 billion as at
July 31, 2007, of which $21 billion were to commercial paper conduits administered by the Bank. As at July 31, 2007, total commercial paper outstanding in conduits administered by the Bank was $17 billion. Liquidity facilities provided by the Bank to non-Scotiabank sponsored Canadian conduits are nominal.
           The Bank may securitize residential mortgages as a means to diversify its funding sources, as it represents a cost-effective means to fund the growth in this portfolio. A further $1,351 million in residential mortgages were securitized this quarter, bringing the balance of outstanding mortgages securitized to $11,651 million as at July 31, 2007, versus $11,913 million at
October 31, 2006.
           Excluding the impact of the deconsolidation discussed above, guarantees and other indirect commitments increased 11% from October 31, 2006. Pursuant to the new CICA accounting standards relating to financial instruments, a liability is now recorded for the fair value of the obligation assumed at the inception of certain guarantees. As at July 31, 2007, the Bank has recorded an increase in other liabilities of $79 million and a corresponding increase in other assets relating to the implementation of the new accounting standards as they apply to guarantees. Fees from guarantees and loan commitment arrangements recorded in other income were $55 million for the three-month period ended July 31, 2007, compared to $57 million for the same period a year ago.

           Common dividend

           The Board of Directors, at its meeting on August 28, 2007, approved a quarterly dividend of 45 cents per common share. This quarterly dividend applies to shareholders of record as of October 2, 2007 and is payable
October 29, 2007.

           Recent market developments

           During July and August, the global financial markets have exhibited considerable volatility and stress. The stress included decreases in equity values, widening of credit spreads and difficulties experienced by some asset backed commercial paper conduits in re-issuing their commercial paper at its maturity. The market behaviour has had minimal impact on the Bank in terms of trading revenues and values of financial instruments held by the Bank. At this point, it is not evident that the stress in the financial markets will translate into weakness in the global economy, and therefore, we do not see any significant near-term impact on our portfolios.
           The Bank has no direct exposure to U.S. subprime mortgages, and only minimal indirect exposure. While the Bank trades and invests in Collateralized
Debt Obligations (CDO's), none of the CDO's include assets based on U.S.
subprime mortgages. The Bank's positions in Canadian third party asset backed conduit commercial paper are not significant.

           Outlook

           Global growth remains broadly based, led by China, India and other emerging nations. The pace of expansion has moderated in the developed economies, particularly in the U.S., where declining housing activity, more cautious consumer spending and recent market volatility has undercut momentum.
Canada and Mexico are expected to continue to outperform the United States, based on the ongoing strength of commodity markets. In recent months, in many countries, including Canada, central banks had moved interest rates slightly higher in reaction to tight labour markets, strong commodity markets and a moderate increase in consumer price inflation. However, a gradual moderation in economic activity among developed nations and concerns about the potential fallout from renewed financial market volatility may temper further increases.
           Although the economic environment and financial markets are more uncertain than at the beginning of the year, the Bank is well positioned to manage through any uncertainty and pursue our current and long-term growth strategies. This confidence is based on our high levels of profitability and capital, access to multiple sources of liquidity, our proven competence in risk management and our significant diversification of operations.
Accordingly, the Bank should be able to achieve the upper range of its key performance objectives for the year and is well positioned for continued
growth in the future.

           <<
           Business Segment Review

           Domestic Banking

           -------------------------------------------------------------------------
                                       For the three               For the nine
                                        months ended               months ended
           -------------------------------------------------------------------------
           (Unaudited)($ millions)
           (Taxable equivalent  July 31   April 30    July 31    July 31    July 31
            basis)(1)              2007       2007       2006       2007       2006
           -------------------------------------------------------------------------
           Business segment
            income
           Net interest
            income            $   1,006  $     942  $     932  $   2,901  $   2,725
           Provision for
            credit losses            77         66         69        217        221
           Other income             537        530        480      1,585      1,437
           Non-interest
            expenses                892        870        879      2,632      2,557
           Provision for
            income taxes            179        169        143        512        434
           -------------------------------------------------------------------------
           Net income         $     395  $     367  $     321  $   1,125  $     950
           Preferred
            dividends paid            4          3          2          9          6
           -------------------------------------------------------------------------
           Net income
            available
            to common
            shareholders      $     391  $     364  $     319  $   1,116  $     944
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           -------------------------------------------------------------------------
           Other measures
           Return on
            equity(1)              31.8%      32.0%      26.3%      31.6%      28.0%
           Average assets
            ($ billions)      $     156  $     149  $     139  $     151  $     134
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           (1) Refer above for discussion of non-GAAP measures.
           >>

           Domestic Banking, which includes Wealth Management, reported strong net income available to common shareholders of $391 million this quarter, an increase of $72 million or 22% from the third quarter last year and
$27 million or 7% higher than last quarter. The segment contributed 38% of the
Bank's total quarterly net income. Return on equity increased to 31.8% from
26.3% last year.
           Average assets before securitization rose $17 billion or 12% from the same quarter last year, due primarily to growth of $13 billion or 16% in residential mortgages. Strong mortgage growth was recorded in all sales channels, and resulted in increased market share. Personal revolving credit and business lending volumes also grew. Market share of retail deposits, which includes savings and chequing accounts and term deposits, continued to increase as volumes rose 6%. Non-personal deposits grew 13%, mainly in current accounts and non-personal term. Quarter over quarter, average assets before securitization rose 4% and deposits increased 2%.
           Total revenue was up $131 million or 9% from the same quarter last year, mainly as a result of strong volume growth and higher fee income related to wealth management activities. Revenues rose $71 million or 5% from the second quarter due to volume growth and three additional days in the quarter.
           Net interest income of $1,006 million was up $74 million or 8% from the same period last year, driven by strong volume growth in both assets and deposits. Average volume growth was reported for most products, including mortgages, personal lines of credit, personal deposits, small business deposits, commercial loans, acceptances, and nonpersonal deposits. Partially offsetting was a decline in the interest margin from increasing consumer demand for lower risk, lower spread products, competitive pressures and somewhat higher funding costs due to recent rate increases. Quarter over quarter, net interest income rose by $64 million or 7%, due in part to three additional days this quarter and strong asset and deposit growth.
           The provision for credit losses was $77 million this quarter, up from
$69 million reported in the same quarter last year and $66 million last quarter. Retail provisions increased year over year from growth in the portfolio, while the previous quarter benefited from provision reversals in the commercial portfolio.

           Other income was $537 million this quarter, an increase of $57 million or
12% compared to the same quarter last year, reflecting strong growth in wealth management revenues, as well as increases in retail, small business and commercial banking. Wealth management revenues grew primarily from higher retail brokerage customer activity and increased mutual fund revenues from higher average balances, resulting from strong net sales, particularly in longer term products. Private Client revenues rose from growth in estate and trust fees and Managed Account fees. In addition, there were increases in personal and nonpersonal transaction service revenues and card revenues. On a quarter-over-quarter basis, other income increased 1%.
           Non-interest expenses rose 1% from the third quarter last year due mainly to business growth, including additions to the branch network and sales force.
There were also normal salary increases, higher expenses for performance-based compensation, and increases in advertising expenditures. Partly offsetting were lower pension and employee benefits costs. Quarter over quarter, expenses increased 2% due to three more days in the quarter, and expenses related to growth initiatives, partially offset by lower stock-based compensation.

           <<
           International Banking

                                       For the three               For the nine
                                        months ended               months ended
           -------------------------------------------------------------------------
           (Unaudited)($ millions)
           (Taxable equivalent  July 31   April 30    July 31    July 31    July 31
            basis)(1)              2007       2007       2006       2007       2006
           -------------------------------------------------------------------------
           Business segment
            income
           Net interest
            income            $     703  $     679  $     607  $   2,052  $   1,678
           Provision for
            credit losses            25         30         24         74         52
           Other income             250        300        237        847        672
           Non-interest
            expenses                558        577        477      1,697      1,372
           Provision for
            income taxes             65         44         29        152         64
           Non-controlling
            interest in net
            income of
            subsidiaries             29         31         27         85         70
           -------------------------------------------------------------------------
           Net income         $     276  $     297  $     287  $     891  $     792
           Preferred
            dividends paid            6          4          2         12          6
           -------------------------------------------------------------------------
           Net income
            available
            to common
            shareholders      $     270  $     293  $     285  $     879  $     786
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           -------------------------------------------------------------------------
           Other measures
           Return on equity(1)     16.1%      18.7%      23.9%      18.8%      24.3%
           Average assets
            ($ billions)      $      65  $      69  $      57  $      66  $      54
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           (1) Refer above for discussion of non-GAAP measures.
           >>

           International Banking's net income available to common shareholders in the third quarter of 2007 was $270 million, a decrease of $15 million or 5%
from the same period last year and $23 million or 8% from last quarter.
Excluding the $51 million value-added tax recovery in Mexico in the third quarter last year, net income available to common shareholders increased
$36 million or 15% from last year, despite the impact of foreign currency translation. The decline relative to the prior quarter was 3% excluding foreign currency translation, due mainly to the change in fair value of certain securities resulting from widening credit spreads. International
Banking accounted for 27% of the Bank's total net income and had a return on equity of 16.1%.
           Average asset volumes were $65 billion this quarter, up $8 billion or 14%
from last year, $10 billion or 17% excluding the impact of foreign currency translation. This was a result of organic loan growth of 19%, driven by an increase of 26% in credit cards, 24% in mortgages and 12% in other retail loans. In addition, commercial loans rose 19% from strong growth in Asia, the
Caribbean and Central America, Chile and Mexico. Compared to last quarter, average assets decreased $4 billion or 6%, but were in line with last quarter excluding the unfavourable impact of foreign currency translation. Retail loans continued their steady growth trend with an increase of 3% over last quarter.
           Total revenues were $953 million this quarter, an increase of
$109 million or 13% from last year, but $26 million or 3% below last quarter.
Excluding the impact of foreign currency translation, revenue increased
$140 million from last year and $29 million from last quarter. Major contributors to the year-over-year growth were Peru, our acquisitions in
Caribbean and Central America, as well as strong organic asset and deposit growth in the Caribbean and Asia. The quarter-over-quarter increase was primarily in the Caribbean and Peru.
           Net interest income was $703 million this quarter, up $96 million or 16%
from last year, or 19% excluding the impact of foreign currency translation.
This increase was due primarily to very strong loan and deposit growth across the segment. Net interest income grew $24 million or 4% compared to the previous quarter, or 9% excluding the impact of foreign currency translation.
This increase was driven by strong organic loan growth in Peru, Mexico, the
Caribbean and Asia. Interest margins were up seven basis points from last year and 25 basis points above last quarter. However, excluding the net gains from derivatives used for asset/liability management and other timing differences, margins were almost flat with last quarter, but down six basis points from last year due to a change in asset mix.
           The provision for credit losses was $25 million in the third quarter, compared to $24 million last year and $30 million last quarter.
           Other income was $250 million, up $13 million or 6% from last year.
Excluding the impact of foreign currency translation, other income increased
$21 million from last year. This increase resulted from our acquisitions and growth in customer-driven transaction revenues in the Caribbean and Central
America, Chile and Peru, partly offset by the change in fair value of certain securities from widening credit spreads. Quarter over quarter, other income fell $50 million or $33 million excluding foreign currency translation, due primarily to the change in fair value of certain securities and lower trading revenue in Mexico.
           Non-interest expenses were $558 million this quarter, up 17% or
$81 million from last year, but $19 million or 3% lower than last quarter.
After adjusting for the impact of foreign currency translation and the $51 million VAT recovery in Mexico in the third quarter last year, expenses rose
$43 million or 8% from last year and 1% from last quarter. The year-over-year growth was due to acquisitions in the Caribbean and Central America, normal salary increases, higher pension costs and ongoing business growth initiatives in the Caribbean and Mexico.
           The effective tax rate this quarter was 18%, up from 8% in the same period last year and higher than the 12% last quarter. The increases were due to lower earnings in low tax jurisdictions, primarily in Asia, and a higher effective tax rate in Mexico from lower tax loss carryforwards available for utilization.

           <<
           Scotia Capital

           -------------------------------------------------------------------------
                                       For the three               For the nine
                                        months ended               months ended
           -------------------------------------------------------------------------
           (Unaudited) ($ millions)
           (Taxable equivalent  July 31   April 30    July 31    July 31    July 31
            basis)(1)              2007       2007       2006       2007       2006
           -------------------------------------------------------------------------
           Business segment
            income
           Net interest
            income            $     231  $     296  $     262  $     796  $     700
           Provision for
            credit losses           (10)       (51)       (19)       (91)       (89)
           Other income             413        360        351      1,134      1,113
           Non-interest
            expenses                267        262        232        788        739
           Provision for
            income taxes            107        125        120        337        346
           -------------------------------------------------------------------------
           Net income         $     280  $     320  $     280  $     896  $     817
           Preferred
            dividends paid            4          2          2          8          5
           -------------------------------------------------------------------------
           Net income
            available
            to common
            shareholders      $     276  $     318  $     278  $     888  $     812
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           -------------------------------------------------------------------------
           Other measures
           Return on equity(1)     27.7%      33.4%      31.9%      30.5%      33.1%
           Average assets
            ($ billions)      $     156  $     153  $     136  $     153  $     126
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           (1) Refer above for discussion of non-GAAP measures.
           >>

           Scotia Capital earned net income available to common shareholders of
$276 million, down slightly from the same period last year and $42 million or
13% lower than last quarter due primarily to less interest and loan loss recoveries in the third quarter. Excluding the impact of foreign currency translation, net income available to common shareholders was an 8% decrease quarter over quarter. This represents a contribution of 27% to the Bank's overall results this quarter. Return on equity at 27.7% was slightly lower than the strong results achieved in the third quarter last year and last quarter.
           Total average assets increased 15% over last year to $156 billion.
Securities and loans in our trading business increased $17 billion to support both client-driven activity and trading opportunities. In addition, there was a $5 billion or 19% increase in corporate loans and acceptances across all businesses, with the vast majority of the growth in investment grade loans.
The increase in total average assets compared to the prior quarter was due to higher securities and loans in our trading business and a modest increase in corporate loans and acceptances.

           Total revenues of $644 million were $31 million or 5% higher than the same quarter last year due mainly to growth in Global Capital Markets, driven primarily by record revenues in our derivatives business. Global Corporate and
Investment Banking revenues decreased from last year due mainly to higher securities gains and interest recoveries on impaired loans in the prior year.
The $12 million or 2% decrease in revenues from last quarter reflected the impact of higher interest recoveries on impaired loans in the second quarter, substantially offset by stronger trading revenues.
           Net interest income of $231 million was $31 million below last year, due mainly to higher interest recoveries from impaired loans in the third quarter last year and lower loan origination fees. Partially offsetting were the benefit of higher interest from trading operations, and growth in loan volumes, though somewhat mitigated by tighter credit margins. The substantial decrease from the last quarter primarily reflects higher interest recoveries from impaired loans last quarter and lower interest from trading operations.
           This quarter net loan loss reversals were $10 million compared to reversals of $19 million in the same period last year and reversals of
$51 million last quarter. Net reversals were realized primarily in Europe and the U.S. this quarter.
           Other income was $413 million or 17% higher than last year. Global
Capital Markets increased 85% primarily reflecting higher trading revenues, particularly in our derivatives business. Global Corporate and Investment
Banking decreased 22% from last year, due mainly to gains on the sale of securities realized last year. Compared to last quarter, other income increased by 15% due to significantly higher derivatives revenues and merger and acquisition advisory fees, partly offset by lower equity trading results.
           Non-interest expenses were $267 million, a 15% increase from the same quarter last year, due primarily to higher performance-based compensation, salaries and technology costs. Compared to last quarter, expenses were up
$5 million, mainly in higher performance-based compensation, partially offset by lower salary costs.

           <<
           Other(1)

                                       For the three               For the nine
                                        months ended               months ended
           -------------------------------------------------------------------------
           (Unaudited) ($ millions)
           (Taxable equivalent  July 31   April 30    July 31    July 31    July 31
            basis)(2)              2007       2007       2006       2007       2006
           -------------------------------------------------------------------------
           Business segment
            income
           Net interest
            income(3)         $    (128) $    (123) $     (85) $    (367) $    (347)
           Provision for
            credit losses             -        (25)         -        (25)         -
           Other income             189        118        105        464        362
           Non-interest
            expenses                 35         17         20         85         67
           Provision for
            income taxes(3)         (55)       (52)       (48)      (142)      (175)
           -------------------------------------------------------------------------
           Net income         $      81  $      55  $      48  $     179  $     123
           Preferred
            dividends paid            2          2          2          6          6
           -------------------------------------------------------------------------
           Net income
            available
            to common
            shareholders      $      79  $      53  $      46  $     173  $     117
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           -------------------------------------------------------------------------
           Other measures
           Average assets
            ($ billions)      $      32  $      33  $      32  $      32  $      29
           -------------------------------------------------------------------------

           (1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-
               up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
           (2) Refer above for a discussion of non-GAAP measures.
           (3) Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended July 31, 2007 ($101), April 30, 2007 ($109), and
               July 31, 2006 ($100), and for the nine months ended July 31, 2007
               ($315), and July 31, 2006 ($309), to arrive at the amounts reported in the Consolidated Statement of Income.
           >>

           Net income available to common shareholders for Other was $79 million in the third quarter, $33 million higher than the same period last year, and
$26 million above last quarter. The increase was primarily from higher securities gains.
           Total revenues increased $41 million from the same quarter last year and
$66 million from last quarter. The increase was driven by higher gains on equity investments, partially offset by lower net interest income and securitization revenues.
           Net interest income and the provision for income taxes include the elimination of tax-exempt income gross up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $101 million in the third quarter, compared to $100 million last year, and $109 million in the second quarter.
           Non-interest expenses were $15 million higher than the same period last year and up $18 million from last quarter due to small increases across a number of categories.

           <<
           Total

                                       For the three               For the nine
                                        months ended               months ended
           -------------------------------------------------------------------------
           (Unaudited)          July 31   April 30    July 31    July 31    July 31
           ($ millions)            2007       2007       2006       2007       2006
           -------------------------------------------------------------------------
           Business segment
            income
           Net interest
            income            $   1,812  $   1,794  $   1,716  $   5,382  $   4,756
           Provision for
            credit losses            92         20         74        175        184
           Other income           1,389      1,308      1,173      4,030      3,584
           Non-interest
            expenses              1,752      1,726      1,608      5,202      4,735
           Provision for
            income taxes            296        286        244        859        669
           Non-controlling
            interest in net
            income of
            subsidiaries             29         31         27         85         70
           -------------------------------------------------------------------------
           Net income         $   1,032  $   1,039  $     936  $   3,091  $   2,682
           Preferred
            dividends paid           16         11          8         35         23
           -------------------------------------------------------------------------
           Net income
            available
            to common
            shareholders      $   1,016  $   1,028  $     928  $   3,056  $   2,659
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           -------------------------------------------------------------------------
           Other measures
           Return on equity(1)     22.7%      23.4%      22.8%      23.2%      22.5%
           Average assets
            ($ billions)      $     409  $     404  $     364  $     402  $     343
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           (1) Refer above for a discussion of non-GAAP measures.

           Geographic Highlights

           -------------------------------------------------------------------------
                                       For the three               For the nine
                                        months ended               months ended
           -------------------------------------------------------------------------
                                July 31   April 30    July 31    July 31    July 31
           (Unaudited)             2007       2007       2006       2007       2006
           -------------------------------------------------------------------------
           Net income
            available
            to common
            shareholders
           ($ millions)
           Canada             $     639  $     561  $     495  $   1,744  $   1,501
           United States             98        139        108        400        285
           Mexico                   112        124        162        383        431
           Other
            international           201        211        174        624        493
           Corporate
            adjustments             (34)        (7)       (11)       (95)       (51)
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
                              $   1,016  $   1,028  $     928  $   3,056  $   2,659
           -------------------------------------------------------------------------
           Average assets
            ($ billions)
           Canada             $     270  $     256  $     233  $     260  $     221
           United States             25         32         33         30         31
           Mexico                    21         22         21         21         21
           Other
            international            86         85         69         83         64
           Corporate
            adjustments               7          9          8          8          6
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
                              $     409  $     404  $     364  $     402  $     343
           -------------------------------------------------------------------------

           Quarterly Financial Highlights

                                            For the three months ended
           -------------------------------------------------------------------------
                              July  April    Jan.   Oct.  July  April    Jan.   Oct.
                                31     30     31     31     31     30     31     31
                              2007   2007   2007   2006   2006   2006   2006   2005
           -------------------------------------------------------------------------
           Total revenue
            ($ millions)    $3,201 $3,102 $3,109 $2,868 $2,889 $2,717 $2,734 $2,660
           Total revenue
            (TEB(1))
            ($ millions)     3,302  3,211  3,214  2,999  2,989  2,830  2,830  2,735
           Net income
            ($ millions)     1,032  1,039  1,020    897    936    894    852    811
           Basic earnings
            per share ($)     1.03   1.04   1.02   0.90   0.94   0.90   0.85   0.81
           Diluted earnings
            per share ($)     1.02   1.03   1.01   0.89   0.93   0.89   0.84   0.80
           -------------------------------------------------------------------------
           (1) Refer above for a discussion of non-GAAP measures.

           Share Data                                                         As at
           -------------------------------------------------------------------------
                                                                            July 31
           (thousands of shares outstanding)                                   2007
           -------------------------------------------------------------------------
           Common shares                                                  982,368(1)
           -------------------------------------------------------------------------
           Preferred shares Series 12                                      12,000(2)
           Preferred shares Series 13                                      12,000(3)
           Preferred shares Series 14                                      13,800(4)
           Preferred shares Series 15                                      13,800(5)
           -------------------------------------------------------------------------
           Class A preferred shares issued by
            Scotia Mortgage Investment Corporation                            250(6)
           -------------------------------------------------------------------------
           Series 2000-1 trust securities issued by
            BNS Capital Trust                                                 500(7)
           Series 2002-1 trust securities issued by
            Scotiabank Capital Trust                                          750(8)
           Series 2003-1 trust securities issued by
            Scotiabank Capital Trust                                          750(8)
           Series 2006-1 trust securities issued by
            Scotiabank Capital Trust                                          750(8)
           -------------------------------------------------------------------------
           Outstanding options granted under the Stock Option Plans
            to purchase common shares                                   28,942(1)(9)
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           (1) As at August 17, 2007, the number of outstanding common shares and options were 982,397 and 28,913, respectively. The number of other securities disclosed in this table were unchanged.
           (2) These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.
           (3) These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.30 per share.
           (4) These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share, except for the initial dividend paid on April 26, 2007, which was in an amount of $0.28356 per share.
           (5) These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share, except for the initial dividend paid on July 27, 2007, which was in an amount of $0.34829 per share.
           (6) Reported in capital instrument liabilities in the Consolidated
               Balance Sheet. On August 9, 2007, Scotia Mortgage Investment
               Corporation announced its intention to redeem all its 250,000 Class A non-cumulative preferred shares (Scotia BOOMS) on October 31, 2007.
           (7) Reported in capital instrument liabilities in the Consolidated
               Balance Sheet.
           (8) Reported in deposits in the Consolidated Balance Sheet.
           (9) Included are 16,246 stock options with tandem stock appreciation right (SAR) features.
           >>

           Further details, including convertibility features, are available in
Notes 13, 14 and 15 of the October 31, 2006 consolidated financial statements presented in the 2006 Annual Report and Note 6 further below.

           Accounting Policies and Estimates

           The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). See
Note 1 to the 2006 annual consolidated financial statements for more information about the significant accounting principles used to prepare the financial statements.
           The Bank's interim consolidated financial statements have been affected by the implementation of three new CICA accounting standards, namely Financial
Instruments - Recognition and Measurement, Hedges and Comprehensive Income.
The changes, and the impact of these changes on the Bank's consolidated financial statements, are described in Note 1 to the interim consolidated financial statements. Consistent with the requirements of the new accounting standards, the Bank has not restated any prior period as a result of adopting the accounting changes, but has recorded certain transitional amounts that represent the cumulative effect of adjustments relating to prior periods. As required, unrealized foreign currency translation losses have been reclassified to accumulated other comprehensive income (loss) within shareholders' equity for prior periods.
           The key assumptions and bases for estimates that management has made under GAAP, and their impact on the amounts reported in the interim consolidated financial statements and notes, remain substantially unchanged from those described in our 2006 Annual Report.

           <<
           INTERIM CONSOLIDATED FINANCIAL STATEMENTS
           -------------------------------------------------------------------------

           Consolidated Statement of Income

                                       For the three               For the nine
                                        months ended               months ended
           -------------------------------------------------------------------------
           (Unaudited)          July 31   April 30    July 31    July 31    July 31
           ($ millions)          2007(1)    2007(1)      2006     2007(1)      2006
           -------------------------------------------------------------------------
           Interest income
           Loans              $   3,536  $   3,404  $   3,098  $  10,317  $   8,321
           Securities             1,192      1,286      1,113      3,609      3,008
           Securities
            purchased under
            resale agreements       325        283        284        938        776
           Deposits with banks      292        266        230        809        624
           -------------------------------------------------------------------------
                                  5,345      5,239      4,725     15,673     12,729
           -------------------------------------------------------------------------
           Interest expense
           Deposits               2,756      2,600      2,275      7,882      6,007
           Subordinated
            debentures               30         30         32         93         98
           Capital instrument
            liabilities              14         13         14         40         40
           Other                    733        802        688      2,276      1,828
           -------------------------------------------------------------------------
                                  3,533      3,445      3,009     10,291      7,973
           -------------------------------------------------------------------------

           Net interest income    1,812      1,794      1,716      5,382      4,756
           Provision for
            credit losses
            (Note 3)                 92         20         74        175        184
           -------------------------------------------------------------------------
           Net interest income
            after provision
            for credit losses     1,720      1,774      1,642      5,207      4,572
           -------------------------------------------------------------------------
           Other income
           Card revenues             92         89         78        274        224
           Deposit and payment
            services                208        199        198        613        570
           Mutual funds              77         73         60        218        178
           Investment
            management,
            brokerage and
            trust services          192        195        159        575        495
           Credit fees              143        129        140        404        403
           Trading revenues         217        151         99        517        499
           Investment banking       184        195        167        573        484
           Net gain on
            available-for-sale
            securities(2)           134         79        105        340        307
           Other                    142        198        167        516        424
           -------------------------------------------------------------------------
                                  1,389      1,308      1,173      4,030      3,584
           -------------------------------------------------------------------------
           Net interest and
            other income          3,109      3,082      2,815      9,237      8,156
           -------------------------------------------------------------------------
           Non-interest
            expenses
           Salaries and
            employee benefits     1,013      1,004        940      3,020      2,802
           Premises and
            technology              335        329        313        991        892
           Communications            76         75         70        224        201
           Advertising and
            business
            development              71         70         59        217        159
           Professional              53         48         46        146        116
           Business and
            capital taxes            37         34         37        110         97
           Other                    167        166        143        494        468
           -------------------------------------------------------------------------
                                  1,752      1,726      1,608      5,202      4,735
           -------------------------------------------------------------------------
           Income before the
            undernoted            1,357      1,356      1,207      4,035      3,421
           Provision for
            income taxes            296        286        244        859        669
           Non-controlling
            interest in net
            income of
            subsidiaries             29         31         27         85         70
           -------------------------------------------------------------------------
           Net income         $   1,032  $   1,039  $     936  $   3,091  $   2,682
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Preferred dividends
            paid                     16         11          8          35        23
           -------------------------------------------------------------------------
           Net income
            available
            to common
            shareholders      $   1,016  $   1,028  $     928  $   3,056  $   2,659
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           Average number of
            common shares
            outstanding
            (millions):
             Basic                  988        992        988        990        988
             Diluted                996      1,001        999        999      1,001
           -------------------------------------------------------------------------
           Earnings per
            common share
            (in dollars):
             Basic            $    1.03  $    1.04  $    0.94  $    3.09  $    2.69
             Diluted          $    1.02  $    1.03  $    0.93  $    3.06  $    2.66
           -------------------------------------------------------------------------
           Dividends per
            common share
            (in dollars)      $    0.45  $    0.42  $    0.39  $    1.29  $    1.11
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           Certain comparative amounts have been reclassified to conform with current period presentation.
           (1) Refer to Note 1 for impact of new accounting policies related to financial instruments adopted in the first quarter of 2007.
           (2) Prior to November 1, 2006, the net gain was related to securities classified as investment securities. Refer to Note 1 for further details.

           The accompanying notes are an integral part of these interim consolidated financial statements.

           Consolidated Balance Sheet

                                                             As at
           -------------------------------------------------------------------------
                                           July 31   April 30 October 31    July 31
           (Unaudited) ($ millions)         2007(1)    2007(1)      2006       2006
           -------------------------------------------------------------------------
           Assets
           Cash resources
           Cash and non-interest-bearing
            deposits with banks          $   2,370  $   2,532  $   2,280  $   2,013
           Interest-bearing deposits
            with banks                      23,048     23,967     17,734     18,412
           Precious metals                   3,358      4,623      3,362      3,756
           -------------------------------------------------------------------------
                                            28,776     31,122     23,376     24,181
           -------------------------------------------------------------------------
           Securities
           Trading                          63,797     71,547     62,490     57,600
           Available-for-sale(2)            29,060     28,627     33,012     33,725
           -------------------------------------------------------------------------
                                            92,857    100,174     95,502     91,325
           -------------------------------------------------------------------------
           Securities purchased under
            resale agreements               26,834     25,867     25,705     22,535
           -------------------------------------------------------------------------

           Loans
           Residential mortgages            99,000     94,706     89,590     85,541
           Personal and credit cards        41,360     40,408     39,058     38,245
           Business and government          84,778     83,424     76,733     72,568
           -------------------------------------------------------------------------
                                           225,138    218,538    205,381    196,354
           Allowance for credit
            losses (Note 3)                  2,423      2,505      2,607      2,695
           -------------------------------------------------------------------------
                                           222,715    216,033    202,774    193,659
           -------------------------------------------------------------------------
           Other
           Customers' liability under
            acceptances                     10,289     10,277      9,555      9,200
           Trading derivatives' market
            valuation                       14,407     14,313     10,369     11,929
           Land, buildings and equipment     2,296      2,308      2,256      2,209
           Goodwill                          1,140      1,176        873        688
           Other intangible assets             287        301        294        267
           Other assets                      8,514     10,139      8,302      8,988
           -------------------------------------------------------------------------
                                            36,933     38,514     31,649     33,281
           -------------------------------------------------------------------------
                                         $ 408,115  $ 411,710  $ 379,006  $ 364,981
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           Liabilities and
            shareholders' equity
           Deposits
           Personal                      $  98,171  $  97,218  $  93,450  $  91,904
           Business and government         156,668    157,919    141,072    135,249
           Banks                            32,146     36,466     29,392     28,072
           -------------------------------------------------------------------------
                                           286,985    291,603    263,914    255,225
           -------------------------------------------------------------------------
           Other
           Acceptances                      10,289     10,277      9,555      9,200
           Obligations related to
            securities sold under
            repurchase agreements           31,223     29,577     33,470     29,117
           Obligations related to
            securities sold short           21,322     21,521     13,396     14,663
           Trading derivatives'
            market valuation                12,780     12,214     11,211     11,815
           Other liabilities                22,820     22,976     26,457   24,457(3)
           Non-controlling interest
            in subsidiaries                    505        496        435        411
           -------------------------------------------------------------------------
                                            98,939     97,061     94,524   89,663(3)
           -------------------------------------------------------------------------
           Subordinated debentures
            (Note 5)                         1,774      2,301      2,271      2,275
           -------------------------------------------------------------------------
           Capital instrument liabilities      750        750        750        750
           -------------------------------------------------------------------------
           Shareholders' equity
           Capital stock
             Preferred shares                1,290      1,290        600        600
             Common shares and
              contributed surplus            3,521      3,539      3,425      3,393
           Retained earnings                16,967     16,763     15,843   15,372(3)
           Accumulated other
            comprehensive income
            (loss)(1)                       (2,111)    (1,597)    (2,321)    (2,297)
           -------------------------------------------------------------------------
                                            19,667     19,995     17,547   17,068(3)
           -------------------------------------------------------------------------
                                         $ 408,115  $ 411,710  $ 379,006  $ 364,981
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Certain comparative amounts have been reclassified to conform with current period presentation.
           (1) Refer to Note 1 for impact of new accounting policies related to financial instruments adopted in the first quarter of 2007.
           (2) Prior to November 1, 2006, these securities were classified as investment securities. Refer to Note 1 for further details.
           (3) Refer to Note 1 for the accounting policy related to stock-based compensation adopted in 2006.

           The accompanying notes are an integral part of these interim consolidated financial statements.

           Consolidated Statement of Changes in Shareholders' Equity

                                                          For the nine months ended
           -------------------------------------------------------------------------
                                                                 July 31    July 31
           (Unaudited) ($ millions)                                 2007       2006
           -------------------------------------------------------------------------
           Preferred shares
           Balance at beginning of period                      $     600  $     600
           Issued                                                    690          -
           -------------------------------------------------------------------------
           Balance at end of period                                1,290        600
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           Common shares and contributed surplus
           Common shares:
             Balance at beginning of period                        3,425      3,316
             Issued                                                  139         99
             Purchased for cancellation                              (43)       (23)
           -------------------------------------------------------------------------
             Balance at end of period                              3,521      3,392
           Contributed surplus: Fair value of stock options            -          1
           -------------------------------------------------------------------------
           Total                                                   3,521      3,393
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           Retained earnings
           Balance at beginning of period                         15,843     14,126
           Cumulative effect of adopting new
            accounting policies                                   (61)(1)    (25)(2)
           -------------------------------------------------------------------------
                                                                  15,782     14,101
           Net income                                              3,091      2,682
           Dividends: Preferred                                      (35)       (23)
                      Common                                      (1,278)    (1,097)
           Purchase of shares                                       (586)      (291)
           Other                                                      (7)         -
           -------------------------------------------------------------------------
           Balance at end of period                               16,967     15,372
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           Accumulated other comprehensive income (loss)(1)
           Balance at beginning of period                         (2,321)    (1,961)
           Cumulative effect of adopting new
            accounting policies                                      683          -
           Other comprehensive income (loss)                        (473)      (336)
           -------------------------------------------------------------------------
           Balance at end of period                               (2,111)    (2,297)
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           Total shareholders' equity at end of period         $  19,667  $  17,068
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Consolidated Statement of Comprehensive Income(1)

                                             For the three          For the nine
                                              months ended          months ended
           -------------------------------------------------------------------------
                                           July 31    July 31    July 31    July 31
           (Unaudited) ($ millions)           2007       2006       2007       2006
           -------------------------------------------------------------------------
           Comprehensive income
           Net income                    $   1,032  $     936  $   3,091  $   2,682
           -------------------------------------------------------------------------
           Other comprehensive income
            (loss), net of income taxes:
             Net change in unrealized
              foreign currency
              translation gains (losses)      (465)       161       (531)      (336)
             Net change in unrealized
              gains on available-for-sale
              securities                      (146)         -        (81)         -
             Net change in gains on
              derivative instruments
              designated as cash
              flow hedges                       97          -        139          -
           -------------------------------------------------------------------------
           Other comprehensive income
            (loss)                            (514)       161       (473)      (336)
           -------------------------------------------------------------------------
           Comprehensive income          $     518  $   1,097  $   2,618  $   2,346
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           Certain comparative amounts have been reclassified to conform with current period presentation.
           (1) Refer to Note 1 for impact of new accounting policies related to financial instruments adopted in the first quarter of 2007.
           (2) Refer to Note 1 for the accounting policy related to stock-based compensation adopted in 2006.

           The accompanying notes are an integral part of these interim consolidated financial statements.

           Condensed Consolidated Statement of Cash Flows

                                             For the three          For the nine
                                              months ended          months ended
           -------------------------------------------------------------------------
           Sources (uses)
            of cash flows                  July 31    July 31    July 31    July 31
           (Unaudited) ($ millions)           2007       2006       2007       2006
           -------------------------------------------------------------------------
           Cash flows from
            operating activities
           Net income                    $   1,032  $     936  $   3,091  $   2,682
           Adjustments to determine
            net cash flows from
            (used in) operating
            activities                          (7)        40         29        (41)
           Net accrued interest
            receivable and payable             (73)      (134)        47       (194)
           Trading securities                6,979      1,123     (2,352)    (8,208)
           Trading derivatives' market
            valuation, net                     177        853     (2,922)       360
           Other, net                        2,283      1,956        (72)       400
           -------------------------------------------------------------------------
                                            10,391      4,774     (2,179)    (5,001)
           -------------------------------------------------------------------------
           Cash flows from
            financing activities
           Deposits                            314      5,774     28,896     35,870
           Obligations related to
            securities sold under
            repurchase agreements            2,168     (1,191)    (1,894)     3,810
           Obligations related to
            securities sold short              109      3,667      8,458      3,437
           Preferred shares issued               -          -        690          -
           Common shares issued                  7         29         92         85
           Common shares
            redeemed/purchased
            for cancellation                  (395)       (59)      (629)      (314)
           Subordinated debentures
            redeemed                          (500)         -       (500)      (300)
           Cash dividends paid                (461)      (393)    (1,313)    (1,120)
           Other, net                           57       (553)     2,814        343
           -------------------------------------------------------------------------
                                             1,299      7,274     36,614     41,811
           -------------------------------------------------------------------------
           Cash flows from
            investing activities
           Interest-bearing deposits
            with banks                         178      1,495     (6,024)    (2,587)
           Securities purchased under
            resale agreements               (1,291)      (178)    (1,587)    (2,428)
           Loans, excluding
            securitizations                (11,703)   (11,092)   (27,934)   (22,705)
           Loan securitizations              1,321        683      2,764      1,815
           Available-for-sale
            securities, net(1)                (221)    (2,942)    (1,116)    (9,408)
           Land, buildings and equipment,
            net of disposals                   (66)       (59)      (230)      (161)
           Other, net(2)                         -        (14)      (119)    (1,773)
           -------------------------------------------------------------------------
                                           (11,782)   (12,107)   (34,246)   (37,247)
           -------------------------------------------------------------------------
           Effect of exchange rate
            changes on cash and cash
            equivalents                        (70)        17        (99)       (51)
           -------------------------------------------------------------------------
           Net change in cash and cash
            equivalents                       (162)       (42)        90       (488)
           Cash and cash equivalents at
            beginning of period              2,532      2,055      2,280      2,501
           -------------------------------------------------------------------------
           Cash and cash equivalents at
            end of period(3)             $   2,370  $   2,013  $   2,370  $   2,013
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Cash disbursements made for:
             Interest                    $   3,614  $   2,807  $  10,860  $   7,556
             Income taxes                $     220  $     257  $     836  $     824
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Certain comparative amounts have been reclassified to conform with current period presentation.
           (1) Prior to November 1, 2006, this related to securities classified as investment securities. Refer to note 1 for further details.
           (2) For the three and nine months ended July 31, 2007, comprises investments in subsidiaries, net of cash and cash equivalents at the date of acquisition of nil and $3, respectively (July 31, 2006 - $21 and $158, respectively), and net of non-cash consideration of common shares issued from treasury of nil and $15, respectively (July 31,
               2006 - nil).
           (3) Represents cash and non-interest-bearing deposits with banks.

           The accompanying notes are an integral part of these interim consolidated financial statements.

           Notes to the Interim Consolidated Financial Statements (Unaudited)

           These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). They
should be read in conjunction with the consolidated financial statements for the year ended October 31, 2006. The significant accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank's year-end audited consolidated financial statements, except as discussed in Note 1.

           1.  Changes in accounting policies

               Current year changes

               Commencing November 1, 2006, the Bank adopted three new CICA accounting standards: (i) Financial Instruments - Recognition and
               Measurement, (ii) Hedges and (iii) Comprehensive Income. The main requirements of these new standards, the related accounting policies subsequently adopted by the Bank and the resulting financial statement impact are further discussed below.

               Prior periods have not been restated as a result of implementing the new accounting standards. As required, unrealized foreign currency translation gains/losses on net investments in self-sustaining foreign operations have been reclassified to accumulated other comprehensive income (loss) for prior periods. The Bank has recorded a net reduction of $61 million (net of income tax benefit of
               $31 million) to opening fiscal 2007 retained earnings for the cumulative prior period effect arising on adoption of the new accounting standards. This transition impact arose primarily from recognizing in retained earnings the deferred gains and losses on transition date relating to certain previously discontinued hedges.
               The impact of the changes to net income for this quarter was a net decrease of $19 million after tax (April 30, 2007 - decrease of
               $8 million after tax). For the nine months ended July 31, 2007, the impact of the changes to net income was a net decrease of $19 million after tax.

               The most significant balance sheet categories impacted on November 1,
               2006, as a result of these new standards were as follows:

               ---------------------------------------------------------------------
               $ millions
                                         Increase/
               Balance sheet category   (Decrease)   Explanation
               ---------------------------------------------------------------------
               Available-for-sale       $ 1,091      To record these securities
                securities                            at fair value
               ---------------------------------------------------------------------
               Future tax assets        $ (369)      To record future taxes on the
                (Other assets)                        components of accumulated
                                                      other comprehensive income
               ---------------------------------------------------------------------
               Retained earnings        $ (61)       After-tax impact on opening
                                                      retained earnings resulting
                                                      from adoption of new standards
               ---------------------------------------------------------------------
               Accumulated other        $ 683        After-tax impact related to net
                comprehensive                         unrealized gains on available-
                income                                for-sale securities and cash
                                                      income flow hedges
               ---------------------------------------------------------------------

               (i) Financial Instruments - Recognition and Measurement

               The new standards require all financial assets and financial liabilities to be carried at fair value in the Consolidated Balance
               Sheet, except the following, which are carried at amortized cost unless designated as held for trading upon initial recognition: loans and receivables, securities designated as held-to-maturity and non-
               trading financial liabilities. The methods used by the Bank in determining the fair value of financial instruments are unchanged as a result of implementing these new accounting standards.

               The standards require unrealized gains and losses on financial assets that are held as available-for-sale to be recorded in other comprehensive income until realized, at which time they will be recorded in the Consolidated Statement of Income. The Bank has
               classified all investment securities as at November 1, 2006 as available-for-sale. As such, the related unrealized gains and losses on these securities are recorded in accordance with these
               requirements. Available-for-sale equity securities which do not have a quoted market price will continue to be recorded at cost as fair values cannot be reliably measured. Net gains realized on available-
               for-sale equity securities which did not have a quoted market price were $88 million and $187 million for the three and nine-month periods ending July 31, 2007. Available-for-sale securities are still subject to a regular review for losses that are other than temporary.
               If a security is assessed to have a loss that is other than temporary, the security is written down to its fair value. The change in accounting policy related to other than temporary impairment was not material. The Bank accounts for the purchase and sale of securities using settlement date accounting for purposes of both the
               Consolidated Balance Sheet and the Consolidated Statement of Income.

               Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will continue to be recorded in the Consolidated Statement of Income.

               All derivatives, including embedded derivatives that must be separately accounted for, are now recorded at fair value in the
               Consolidated Balance Sheet. This primarily impacts asset/liability management derivatives which meet hedge accounting criteria as these were previously accounted for on an accrual basis. These hedging derivatives are now recorded in other assets and other liabilities.
               In addition, under the new accounting standards, inception gains or losses will no longer be recognized on derivative instruments where the valuation is dependant on unobservable market data. In such instances, the inception gain or loss will be deferred over the life of the related contract, or until the valuation inputs become observable.

               Pursuant to the new requirements, a liability will be recorded for the fair value of the obligation assumed at the inception of certain guarantees. The guarantees affected include standby letters of credit, letters of guarantee, credit enhancements and other similar contracts. The fair value of the obligation at inception is normally based on the discounted cash flow of the premium to be received for the guarantee, resulting in a corresponding asset. The Bank has recorded an increase in other liabilities of $78 million as at
               November 1, 2006 and a corresponding increase in other assets relating to these guarantees.

               The Bank's accounting policy is to capitalize transaction costs relating to non-trading financial assets and non-trading financial liabilities and, where applicable, these amounts are recognized in net interest income over the expected life of the instrument.

               Items designated as trading

               Under the new accounting standards, the Bank has elected to designate certain portfolios of assets and liabilities as trading.

               The Bank's trading operations transact credit derivatives for customers. The Bank may purchase the underlying loan(s) from another counterparty to economically hedge the derivative exposure. By classifying these loans as trading, the fair value changes will be recorded in income along with the fair value changes of the derivative. As a result, the Bank significantly reduces or eliminates an accounting mismatch between the two instruments. The fair value of these traded loans is based on quoted market prices. The fair value of these loans was $4.4 billion as at July 31, 2007 and $3.3 billion as at November 1, 2006. The change in fair value that was recorded through trading income for the three and nine months ended July 31,
               2007 was a loss of $82 million (April 30, 2007 - gain of $94 million)
               and a gain of $122 million, respectively. These changes in fair value were entirely offset by the changes in the fair value of the related credit derivatives.

               The Bank's trading operations purchase loan assets in specifically authorized portfolios for which performance is evaluated on a fair value basis. The fair value of these traded loans is based on quoted market prices. The fair value of these loans was $173 million as at
               July 31, 2007 and $164 million as at November 1, 2006. The change in fair value that was recorded through trading income during the quarter was a loss of $1 million (April 30, 2007 - gain of
               $4 million). The change in fair value that was recorded through trading income for the nine months ended July 31, 2007 was a gain of
               $8 million.

               The Bank has classified certain deposit note liabilities containing extension features as trading, in order to significantly reduce an accounting mismatch between these liabilities and fair value changes in related derivatives. The fair value of these deposit note liabilities, including the extension feature, is determined by discounting expected cash flows, using current market rates offered for similar instruments. The fair value of these liabilities was
               $829 million as at July 31, 2007 and $785 million as at November 1,
               2006. For the three and nine months ended July 31, 2007, the change in fair value that was recorded through net interest income on these deposit note liabilities was a gain of $14 million (April 30, 2007 -
               loss of $1 million) and a gain of $15 million, respectively. The changes in fair value are due to changes in market interest rates;
               thus, there was no change in fair value attributable to credit risk.
               These changes in fair value were mostly offset by the change in fair value of the related derivatives.

               (ii) Hedges

               The criteria specifying when a derivative instrument may be accounted for as a hedge has not changed substantially. There are three main types of hedges: (i) fair value hedges, (ii) cash flow hedges and
               (iii) net investment hedges. Previously, derivatives that met hedge accounting criteria were accounted for on an accrual basis.

               In a fair value hedge, the change in fair value of the hedging derivative is offset in the Consolidated Statement of Income by the change in fair value of the hedged item relating to the hedged risk.
               The Bank utilizes fair value hedges primarily to convert fixed rate financial assets and liabilities to floating rate. The main financial instruments designated in fair value hedging relationships include bond assets, loans, deposit liabilities and subordinated debentures.

               In a cash flow hedge, the change in fair value of the hedging derivative is recorded in other comprehensive income, to the extent it is effective, until the hedged item affects the Consolidated
               Statement of Income. The Bank utilizes cash flow hedges primarily to convert floating rate deposit liabilities to fixed rate. The reclassification from accumulated other comprehensive income to earnings over the next 12 months as a result of outstanding cash flow hedges is expected to be a net gain of approximately $48 million
               (after tax). As at July 31, 2007, the maximum length of cash flow hedges outstanding was less than seven years.

               In a net investment hedge, the change in fair value of the hedging instrument, to the extent it is effective, is recorded directly in other comprehensive income. These amounts are recognized in income when the corresponding cumulative translation adjustments from the self-sustaining foreign operation are recognized in income.

               Any hedge ineffectiveness is measured and recorded in current period net interest income in the Consolidated Statement of Income.
               Previously, hedge ineffectiveness was generally recognized in the
               Consolidated Statement of Income over the life of the hedging relationship. The Bank recorded a gain of $1 million during the quarter (April 30, 2007 - loss of $6 million), of which a loss of
               $1 million (April 30, 2007 - loss of $5 million) related to cash flow hedges, due to the ineffective portion of designated hedges.

               For the nine-month period ended July 31, 2007, the Bank recorded a gain of $7 million, of which $3 million related to cash flow hedges.
               When either a fair value or cash flow hedge is discontinued, any cumulative adjustment to either the hedged item or other
               comprehensive income is recognized in income over the remaining term of the original hedge, or when the hedged item is derecognized.

               There were no significant changes to the Bank's risk management policies and hedging activities as a result of the new accounting standards.

               (iii) Comprehensive Income

               A new Statement of Comprehensive Income now forms part of the Bank's consolidated financial statements and displays current period net income and other comprehensive income.

               Accumulated other comprehensive income (loss) is a separate component of shareholders' equity. The Consolidated Statement of Comprehensive
               Income reflects changes in accumulated other comprehensive income, including changes in unrealized gains and losses on available-for-
               sale assets, as well as changes in the fair value of derivatives designated as cash flow hedges, to the extent they are effective.
               Unrealized foreign currency translation amounts arising from self-
               sustaining foreign operations and the impact of any related hedges, previously reported separately in the Consolidated Statement of
               Changes in Shareholders' Equity, now form part of accumulated other comprehensive income (loss).

               The components of accumulated other comprehensive income (loss) as at and for the period ended July 31, 2007, and other comprehensive income (loss) for the three and nine months then ended were as follows:

               Accumulated other comprehensive income (loss)

                                    As at and for the nine months ended
               ---------------------------------------------------------------------
                                        Opening  Transition         Net      Ending
                                        balance      amount      change     balance
                                 ---------------------------------------------------
                                     October 31  November 1                 July 31
               ($ millions)                2006        2006                    2007
               ---------------------------------------------------------------------
               Unrealized foreign
                currency translation
                losses, net of
                hedging activities      $(2,321)    $     -     $  (531) $(2,852)(1)
               Unrealized gains on
                available-for-sale
                securities, net of
                hedging activities            -         706         (81)      625(2)
               Gains (losses) on
                derivative instruments
                designated as cash
                flow hedges                   -         (23)        139       116(3)
               ---------------------------------------------------------------------
               Accumulated other
                comprehensive income
                (loss)                  $(2,321)    $   683     $  (473) $   (2,111)
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               ---------------------------------------------------------
                                        Opening         Net      Ending
                                        balance      change     balance
                                     -----------------------------------
                                     October 31                 July 31
               ($ millions)                2005                    2006
               ---------------------------------------------------------
               Unrealized foreign
                currency translation
                losses, net of
                hedging activities      $(1,961)    $  (336) $(2,297)(1)
               Unrealized gains on
                available-for-sale
                securities, net of
                hedging activities            -           -           -
               Gains (losses) on
                derivative instruments
                designated as cash
                flow hedges                   -           -           -
               ---------------------------------------------------------
               Accumulated other
                comprehensive income
                (loss)                  $(1,961)    $  (336) $   (2,297)
               ---------------------------------------------------------
               ---------------------------------------------------------
               (1) Net of income tax expense of nil.
               (2) Net of income tax expense of $355. Also, the balance as at
                   July 31, 2007 includes unrealized losses of $200 after tax on the available-for-sale securities.
               (3) Net of income tax expense of $57.

               Other comprehensive income (loss)

               The following table summarizes the changes in the components of other comprehensive income (loss).

                                                For the three       For the nine
                                                 months ended       months ended
               ---------------------------------------------------------------------
                                              July 31   July 31   July 31   July 31
               ($ millions)                      2007      2006    2007(6)     2006
               ---------------------------------------------------------------------
               Net change in unrealized
                foreign currency
                translation gains (losses)
               Unrealized foreign currency
                translation gains
                (losses)(1)                  $   (742) $    256  $   (859) $   (519)
               Gains (losses) on hedges
                of net investments in
                self-sustaining foreign
                operations(1)                     277       (95)      328       183
               ---------------------------------------------------------------------
                                                 (465)      161      (531)     (336)
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------
               Net change in unrealized gains
                on available-for-sale securities
               Unrealized gains (losses) on
                available-for-sale
                securities(2)                    (118)        -        23         -
               Reclassification of net gains
                to net income(3)                  (28)        -      (104)        -
               ---------------------------------------------------------------------
                                                 (146)        -       (81)        -
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------
               Net change in gains on
                derivative instruments
                designated as cash flow
                hedges
               Gains (losses) on derivative
                instruments designated as cash
                flow hedges(4)                   (129)        -         5         -
               Reclassification of net losses
                to net income(5)                  226         -       134         -
               ---------------------------------------------------------------------
                                                   97         -       139         -
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------
               Other comprehensive
                income (loss)                $   (514) $    161  $   (473) $   (336)
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               (1) For the three and nine months ended July 31, 2007, net of income tax expense of nil.
               (2) For the three and nine months ended July 31, 2007, net of income tax benefit of $56 and income tax expense of $26, respectively.
               (3) For the three and nine months ended July 31, 2007, net of income tax benefit of $17 and $54, respectively.
               (4) For the three and nine months ended July 31, 2007, net of income tax benefit of $64 and income tax expense of $3, respectively.
               (5) For the three and nine months ended July 31, 2007, net of income tax expense of $113 and $67, respectively.
               (6) The first quarter's amounts included herein have been
                   reclassified to conform with the current period presentation.

               Prior year change

               In the third quarter of 2006, the Bank early adopted a CICA Abstract dealing with the accounting for stockbased compensation for employees eligible to retire before the vesting date. This Abstract required that: i) compensation costs attributable to stock-based compensation awards granted to employees who are eligible to retire on the grant date be fully recognized on the grant date; and ii) compensation costs attributable to stock-based compensation awards granted to employees who will become eligible to retire during the vesting period be recognized over the time frame between the grant date and the date of retirement eligibility. Previously, these costs were recognized by the Bank over the vesting period of the award.

               The Bank did not restate net income for any particular prior quarter, as it was not material to any particular quarter or annual period, and recorded an adjustment of $25 million (net of income tax benefit of $13 million) to opening fiscal 2006 retained earnings for the cumulative effect on prior years arising from this change in accounting policy.

           2.  Sales of loans through securitizations

               The Bank securitizes residential mortgages through the creation of mortgage-backed securities. No credit losses are expected, as the mortgages are insured. For the quarter ended July 31, 2007, the key weighted-average assumptions used to measure the fair value at the dates of securitization were a prepayment rate of 20%, an excess spread of 0.8% and a discount rate of 4.8%. The following table summarizes the Bank's sales.

                                           For the three             For the nine
                                            months ended             months ended
               ---------------------------------------------------------------------
                                    July 31  April 30   July 31   July 31   July 31
               ($ millions)            2007      2007      2006      2007      2006
               ---------------------------------------------------------------------
               Net cash
                proceeds(1)        $  1,321  $    595  $    683  $  2,764  $  1,815
               Retained interest         28        17        16        77        49
               Retained servicing
                liability                (9)       (4)       (5)      (20)      (13)
               ---------------------------------------------------------------------
                                      1,340       608       694     2,821     1,851
               Residential
                mortgages
                securitized           1,351       605       699     2,817     1,848
               ---------------------------------------------------------------------
               Net gain on sale    $    (11) $      3  $     (5) $      4  $      3
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------
               (1) Excludes insured mortgages which were securitized and retained by the Bank of $1,008 for the three months ended July 31, 2007
                   (April 30, 2007 - $182; July 31, 2006 - $661), and $1,716 for the
                   nine months ended July 31, 2007 (July 31, 2006 - $1,175). As at
                   July 31, 2007, the outstanding balance of mortgage-backed
                   securities was $3,336, and these assets have been classified as available-for-sale securities.

           3.  Allowance for credit losses

               The following table summarizes the change in the allowance for credit losses.

                                           For the three             For the nine
                                            months ended             months ended
               ---------------------------------------------------------------------
                                    July 31  April 30   July 31   July 31   July 31
               ($ millions)            2007      2007      2006      2007      2006
               ---------------------------------------------------------------------
               Balance at
                beginning
                of period          $  2,516  $  2,631  $  2,717  $  2,618  $  2,475
               Write-offs              (179)     (136)     (142)     (483)     (393)
               Recoveries                38        64        50       137       145
               Provision for
                credit losses(4)         92        20        74       175       184
               Other, including
                foreign exchange
                adjustment              (34)      (63)        7       (14)      295
               ---------------------------------------------------------------------
               Balance at the end
                of period(1)(2)(3) $  2,433  $  2,516  $  2,706  $  2,433  $  2,706
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------
               (1) As at July 31, 2007, includes $53 of specific and general allowances relating to acquisitions of new subsidiaries
                   (April 30, 2007 - $43; July 31, 2006 - $342), which may change as the valuation of the acquired loan assets is finalized.
               (2) As at July 31, 2007, $10 has been recorded in other liabilities
                   (April 30, 2007 - $11; July 31, 2006 - $11).
               (3) As at July 31, 2007, the general allowance for credit losses was
                   $1,298 (April 30, 2007 - $1,298; July 31, 2006 - $1,330).
               (4) For the three and nine months ended July 31, 2007, net of reduction in general allowance of nil and $25, respectively.

           4.  Variable interest entities

               On April 30, 2007, one of the multi-seller conduits administered by the Bank issued a subordinated note to an unrelated party that will absorb the majority of the expected losses. It was determined that the Bank was no longer the primary beneficiary and as a result, the variable interest entity (VIE) was no longer recorded in the Bank's
               Consolidated Balance Sheet as at April 30, 2007. On the date of deconsolidation, this resulted in a decrease to both available-for-
               sale securities and other liabilities of $7 billion, and a net increase in guarantees and other indirect commitments of $8 billion.

           5.  Subordinated debentures

               On July 16, 2007, the Bank redeemed all of its $500 million 6.25%
               subordinated debentures due July 2012, at par plus accrued interest to the redemption date.

           6.  Significant capital transactions

               Normal course issuer bid

               In the first quarter of 2007, the Bank initiated a new normal course issuer bid to purchase up to 20 million of the Bank's common shares.
               This represents approximately 2 per cent of the Bank's common shares outstanding as at December 31, 2006. The bid will terminate on the earlier of January 11, 2008, or the date on which the Bank completes its purchases. During the three months ended July 31, 2007, the Bank purchased 7.7 million common shares at an average cost of $51.47. For the nine months ended July 31, 2007, the Bank purchased 12 million common shares at an average cost of $52.21.

               New issuances

               The Bank issued $345 million, or 13.8 million shares, of Series 15
               Non-cumulative preferred shares during the second quarter of 2007.
               The initial issuance of 12 million shares was completed on April 5,
               2007, with the remaining 1.8 million shares issued on April 17, 2007.
               The Series 15 preferred shares are entitled to non-cumulative preferential cash dividends, payable quarterly in an amount per share of $0.28125.

               The initial dividend, paid on July 27, 2007, was $0.34829 per share.
               With regulatory approval, the shares may be redeemed by the Bank on or after July 27, 2012 at $25.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until July 27, 2016, following which no redemption premium is payable. These preferred shares qualify as Tier 1 capital.

               The Bank issued $345 million, or 13.8 million shares, of Series 14
               Non-cumulative preferred shares during the first quarter of 2007. The
               Series 14 preferred shares are entitled to non-cumulative
               preferential cash dividends payable quarterly in an amount per share of $0.28125. The initial dividend, paid on April 26, 2007, was
               $0.28356 per share. With regulatory approval, the shares may be redeemed by the Bank on or after April 26, 2012 at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until
               April 27, 2016, following which no redemption premium is payable.
               These preferred shares qualify as Tier 1 capital.

           7.  Employee future benefits

               Employee future benefits include pensions and other post-retirement benefits, post-employment benefits and compensated absences. The following table summarizes the expenses for the Bank's principal plans(1).

                                           For the three             For the nine
                                            months ended             months ended
               ---------------------------------------------------------------------
                                    July 31  April 30   July 31   July 31   July 31
               ($ millions)            2007      2007      2006      2007      2006
               ---------------------------------------------------------------------
               Benefit expenses
               Pension plans       $      5  $      7  $     18  $     21  $     64
               Other benefit plans       30        30        31        90        94
               ---------------------------------------------------------------------
                                   $     35  $     37  $     49  $    111  $    158
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------
               (1) Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.

           8.  Segmented results of operations

               Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking,
               International Banking and Scotia Capital. Results for these operating segments are presented in the Business segment income tables above.

           9.  Acquisitions

               On July 19, 2007, the Bank secured regulatory approvals in both
               Thailand and Canada and completed the acquisition of 24.99% of
               Thanachart Bank for approximately $225 million. This investment will be accounted for under the equity method of accounting.

               During the fourth quarter of 2006, the Bank completed the acquisition of Corporacion Interfin, the parent company of Banco Interfin in
               Costa Rica, for $325 million. Total assets at acquisition were approximately $1.6 billion, with the majority of the assets being loans. In the first quarter, the estimated total goodwill of
               $247 million and other intangible assets of $35 million were recorded in the Consolidated Balance Sheet. These amounts may be refined as the Bank completes its valuation of the assets acquired and liabilities assumed.

           10. Subsequent event

               On August 9, 2007, Scotia Mortgage Investment Corporation, a wholly owned subsidiary of the Bank, announced its intention to redeem all its 250,000 Class A non-cumulative preferred shares (Scotia BOOMS) on
               October 31, 2007. The Scotia BOOMS preferred shares are included in the Bank's capital instrument liabilities in the Consolidated
               Balance Sheet.
           >>

           SHAREHOLDER & INVESTOR INFORMATION CONTACT INFORMATION
           -------------------------------------------------------------------------

           Direct deposit service

           Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association.
To arrange direct deposit service, please write to the Transfer Agent.

           Dividend and Share Purchase Plan

           Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
           As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the
Bank.

           For more information on participation in the plan, please contact the
Transfer Agent.

           Dividend dates for 2007

           Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

           <<
                 Record Date                 Payment Date
                 January 2                   January 29
                 April 3                     April 26
                 July 3                      July 27
                 October 2                   October 29
           >>

           Annual Meeting date for fiscal 2007

           The Annual Meeting of Shareholders of the Bank for the fiscal year ending
October 31, 2007 will be held in Edmonton, Alberta at 10:00 a.m. Mountain time, on Tuesday, March 4, 2008.

           Duplicated communication

           If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the Transfer Agent to combine the accounts.

           Website

           For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

           Conference call and Web broadcast

           The quarterly results conference call will take place on August 28, 2007, at 3:30 p.m. EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, tollfree, at 1-800-733-7571 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.
Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are invited to submit questions by e-
mail to investor.relations(at)scotiabank.com.
           A telephone replay of the conference call will be available from August
28, 2007, to September 11, 2007, by calling (416) 640-1917 and entering the identification code 21242750 followed by the number sign. The archived audio webcast will be available on the Bank's website for three months.

           -------------------------------------------------------------------------

           <<
           CONTACT INFORMATION

           Investors:
           Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:
                 Scotiabank
                 Scotia Plaza, 44 King Street West
                 Toronto, Ontario, Canada M5H 1H1
                 Telephone: (416) 866-5982
                 Fax: (416) 866-7867
                 E-mail: investor.relations(at)scotiabank.com

           Media:
           For other information and for media enquiries, please contact the Public,
Corporate and Government Affairs Department at the above address.
                 Telephone: (416) 866-3925
                 Fax: (416) 866-4988
                 E-mail: corpaff(at)scotiabank.com

           Shareholders:
           For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's Transfer Agent:
                 Computershare Trust Company of Canada
                 100 University Avenue, 9th Floor
                 Toronto, Ontario, Canada M5J 2Y1
                 Telephone: 1-877-982-8767
                 Fax: 1-888-453-0330
                 E-mail: service(at)computershare.com

                 Co-Transfer Agent (U.S.A.)
                 Computershare Trust Company N.A.
                 350 Indiana Street
                 Golden, Colorado 80401 U.S.A.
                 Telephone: 1-800-962-4284

           For other shareholder enquiries, please contact the Finance Department:
                 Scotiabank
                 Scotia Plaza, 44 King Street West
                 Toronto, Ontario, Canada M5H 1H1
                 Telephone: (416) 866-4790
                 Fax: (416) 866-4048
                 E-mail: corporate.secretary(at)scotiabank.com
           >>

           Rapport trimestriel disponible en francais

           Le Rapport annuel et les etats financiers de la Banque sont publies en francais et en anglais et distribues aux actionnaires dans la version de leur choix. Si vous preferez que la documentation vous concernant vous soit adressee en francais, veuillez en informer Relations publiques, Affaires de la societe et Affaires gouvernementales, La Banque de Nouvelle-Ecosse, Scotia
Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'etiquette d'adresse, afin que nous puissions prendre note du changement.

           The Bank of Nova Scotia is incorporated in Canada with limited liability.

           %SEDAR: 00001289EF          %CIK: 0000009631

           /For further information: Kevin Harraher, Vice-President, Investor
Relations, (416) 866-5982; Frank Switzer, Director, Public Affairs, (416)
866-7238/
           (BNS. BNS)

CO:  Scotiabank - Financial Releases; Scotiabank

CNW 11:17e 28-AUG-07